Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-157386 and 333-157386-01

CitiFirst Opportunity

Notes Linked to the Morningstar® Wide Moat FocusSM Total Return Index/S&P500® Total Return Index Long Short Basket, Due November     , 2013 (“Notes”)

Summary of Key Indicative Terms

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Pricing Date:	November , 2010 (expected to price on or about November 23, 2010)
Settlement Date:	November , 2010 (expected to settle on or about November 30, 2010)
Maturity Date:	The Notes will mature on November , 2013. We will not make any payments on the Notes prior to maturity or early redemption, as applicable.
Valuation Date:	November , 2013 (the third basket determination date before the Maturity Date)
Principal Due at Maturity:	The amount you receive at maturity may be less than your initial investment in the Notes and could be zero. If the Notes are redeemed before maturity, the amount you receive upon early redemption will be less than your initial investment in the Notes and could be zero.
Issue Price:	$10 per Note
Underlying Basket:	The Notes are linked to a basket (the “Long Short Basket”) that on the pricing date will reflect (i) an exposure to the Morningstar® Wide Moat FocusSM Total Return Index (the “long index”) equal to an initial percentage weight of 150% of the closing value of the Long Short Basket on the pricing date and (ii) an exposure to the S&P 500® Total Return Index (the “short index” and, together with the long index, the “basket indexes”) equal to an initial percentage weight of negative 50% of the starting basket value.
Starting Basket Value:	The closing value of the Long Short Basket on the pricing date which will be set to 100.
Ending Basket Value:	The closing value of the Long Short Basket on the Valuation Date.
Closing Value of the Long Short Basket:	The closing value of the Long Short Basket on any basket determination date will equal the sum of (i) the product of the closing value of the long index on that basket determination date and its basket composition ratio and (ii) the product of the closing value of the short index on that basket determination date and its basket composition ratio.
Basket Composition Ratio:	The basket composition ratio for each basket index will be determined on the pricing date and will equal the initial percentage weight of the relevant basket index divided by the closing value of such basket index on the pricing date multiplied by 100, rounded to eight decimal places.
Payment at Maturity:	Unless the Notes are subject to early redemption, you will receive at maturity for each Note you hold a maturity payment equal to the product of (i) $10 per Note and (ii) the basket return percentage, which will equal the Ending Basket Value divided by the Starting Basket Value. Thus, the maturity payment will be based on the performance of the Long Short Basket from the Pricing date to the Valuation Date. The maturity payment may be greater than, equal to, or less than your initial investment in the Notes.
Early Redemption:	If on any basket determination date prior to the Valuation Date, the closing value of the Long Short Basket is equal to or less than 50 (a decrease of 50% or more from the Starting Basket Value) (the “trigger date”), we will redeem the Notes, in whole and not in part. Upon early redemption, on the fifth business day immediately succeeding the trigger date (the “early redemption date”), you will receive an early redemption payment equal to the product of (i) $10 per Note and (ii) the arithmetic average of the closing values of the Long Short Basket on the two scheduled basket determination dates immediately succeeding the trigger date (the “average basket value”) divided by the Starting Basket Value. Thus, on the early redemption date you will receive substantially less than your initial investment in the Notes and may receive zero, resulting in a substantial loss on your investment in the Notes.
Listing:	None
CUSIP:	17316G735

CERTAIN KEY RISK FACTORS:

•	The Notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings and credit spreads may adversely affect the market value of the Notes.

•	Investors will receive less than their initial investment at maturity if the closing value of the Long Short Basket declines from the Pricing Date to the Valuation Date.

•	Investors will receive substantially less than your initial investment upon early redemption of the Notes.

•	Investors will not receive any periodic payments on the Notes.

The risks noted above are not intended to be an exhaustive list of the risks associated with the Notes. Before you invest in the Notes you should thoroughly review the “RISK FACTORS RELATING TO THE NOTES” section of the Preliminary Pricing Supplement for a complete description of the risks associated with this investment.

Ticketing ends on November 23, 2010. To place an order, Registered Independent Advisors may contact CitiFirst Structured Investments Americas Sales at +1-212-723-7288.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the Notes.

“Morningstar®” and “Wide Moat FocusSM” are trademarks of Morningstar, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by Morningstar®, Inc. The Notes are not sponsored, endorsed, sold or promoted by Morningstar®, Inc. and Morningstar®, Inc. does not make any warranties or bear any liability with respect to the Notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other offering documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request a copy of the preliminary pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407 or contacting Citi Structured Investment Sales at (212) 723-7288.